Exhibit 99.1
FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS
CAREERONE PTY LIMITED
December 31, 2009

CAREERONE PTY LIMITED

Independent Auditors’ Report
Board of Directors
CareerOne Pty Limited
Level 11, 418a Elizabeth Street
Surry Hills, NSW, 2010
Australia.
We have audited the accompanying balance sheet of CareerOne Pty Limited as of December 31, 2009 and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CareerOne Pty Limited at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and, there remains substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ BDO Audit (NSW-VIC) Pty Ltd
Sydney, Australia
June 24, 2010

CAREERONE PTY LIMITED
BALANCE SHEETS
(Australian Dollars in thousands, except share information)

		December 31,
	December 31,	2008
	2009	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,959	$4,713
Accounts receivable, net of allowance for doubtful accounts of $263 and $233 in 2009 and 2008, respectively	1,507	2,283
Prepaid and other	247	144

Total current assets	3,713	7,140

Total assets	$3,713	$7,140

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$292	$1,302
Accrued expenses and other current liabilities	2,414	3,009
Deferred revenue	378	441

Total current liabilities	3,084	4,752

Total liabilities	3,084	4,752

Commitments and contingencies
Stockholders’ equity:
Common stock, issued and outstanding: 37,744,546 and 37,744,230 in 2009 and 2008, respectively	89,124	73,324
Accumulated deficit	(88,495)	(70,936)

Total stockholders’ equity	629	2,388

Total liabilities and stockholders’ equity	$3,713	$7,140

See accompanying notes.

CAREERONE PTY LIMITED
STATEMENTS OF OPERATIONS
(Australian Dollars in thousands)

		One Month Ended
	Year Ended	December 31,
	December 31,	2008
	2009	(unaudited)

Revenue	$11,477	$940

Salaries and related	10,889	911
Office and general	7,289	829

Marketing and promotion	10,991	681

Total operating expenses	29,169	2,421

Operating loss	(17,692)	(1,481)

Interest income, net	133	—

Net loss	$(17,559)	$(1,481)

See accompanying notes.

CAREERONE PTY LTD
STATEMENTS OF STOCKHOLDERS’ EQUITY
(Australian Dollars in thousands, except share information)

		Common Stock		Total
	Shares of	and Additional	Accumulated	Stockholders’
	Common Stock	Paid-in Capital	Deficit	Equity

Balance, November 30, 2008 (unaudited)	18,872,075	$69,324	$(69,455)	$(131)

Net loss	—	—	(1,481)	(1,481)

Issuance of shares	18,872,155	4,000	—	4,000

Balance, December 31, 2008 (unaudited)	37,744,230	73,324	(70,936)	2,388

Net loss	—	—	(17,559)	(17,559)
Issuance of shares	316	15,800	—	15,800

Balance, December 31, 2009	37,744,546	$89,124	$(88,495)	$629

See accompanying notes.

CAREERONE PTY LTD
STATEMENTS OF CASH FLOWS
(Australian Dollars in thousands)

		One Month Ended
	Year Ended	December 31,
	December 31,	2008
	2009	(unaudited)
Cash flows used for operating activities:
Net loss	$(17,559)	$(1,481)

Adjustments to reconcile net loss to net cash used for operating activities:
Provision for doubtful accounts	30	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	746	(360)
Prepaid and other	(103)	(46)
Deferred revenue	(63)	184
Accounts payable, accrued liabilities and other	(1,605)	1,057

Total adjustments	(995)	835

Net cash used for operating activities	(18,554)	(646)
Cash flows provided by financing activities:
Proceeds from issuance of shares	15,800	4,000

Net cash provided by financing activities	15,800	4,000
Net (decrease) increase in cash and cash equivalents	(2,754)	3,354
Cash and cash equivalents, beginning of period	4,713	1,359

Cash and cash equivalents, end of year	$1,959	$4,713

SUPPLEMENTAL CASH FLOW INFORMATION

Interest (received) paid	$(133)	$—
Income tax (refunded) paid	$—	$—
See accompanying notes.

CAREERONE PTY LIMITED
NOTES TO FINANCIAL STATEMENTS
(Australian Dollars in thousands, except share information)
1. DESCRIPTION OF BUSINESS
CareerOne Pty Limited (“CareerOne” or the “Company”) has continuing operations within Australia and operates an online recruitment website that provides job listings and career advice to job seekers as well as advertising for employers and recruitment agencies. CareerOne earns revenue primarily from the placement of job postings on the CareerOne website, access to the Company’s resume databases, recruitment media services and other display advertising products.
On December 1, 2008, CareerOne’s existing stockholder, CareerOne Services Pty limited, a subsidiary of News Limited (“News”), entered into a 50/50 joint venture with Monster Asia Pacific Holdings Corporation, a subsidiary of Monster Worldwide, Inc. (“Monster”), to offer combined online and print recruitment services through the CareerOne brand. Additional shares were issued by CareerOne to Monster to effect the new joint venture arrangement. As part of the agreement, both News and Monster committed to fund an aggregate of up to $15,000 each, $2,000 of which was funded by each of the stockholders (totaling $4,000) on December 1, 2008. Additionally, CareerOne was granted a royalty-free license to use Monster’s existing intellectual property and free of charge print, online advertising and branding in News publications.
The joint venture is managed by a board consisting of two News designees and two Monster designees. Subject to certain exceptions, board decisions are made by majority vote.
2. BASIS OF PRESENTATION
The financial statements presented herein include the accounts of CareerOne from the date that the joint venture agreement was entered into.
3. MANAGEMENT STATEMENT REGARDING GOING CONCERN
CareerOne has not generated sufficient revenues from operations to meet its operating expenses and has primarily financed its operations through cash contributions from its stockholders.
The joint venture agreement entered into by the stockholders on December 1, 2008 provides cash funding of CareerOne by the stockholders of $30,000. As of December 31, 2009, the stockholders had contributed cash of $19,800 to CareerOne, such that at December 31, 2009 a further $10,200 was available to CareerOne. Based on the forecast approved by the CareerOne board (consisting of two News designees and two Monster designees), the cash funding requirements of CareerOne for the year ending December 31, 2010 is forecasted to be $11,900 and the cash funding requirements of CareerOne for the six months ended June 30, 2011 is forecasted to be $3,900. During the period from January 1, 2010 to the date these financial statements were approved, a further $6,400 had been drawn down and $3,800 remained available from the original stockholders funding per the joint venture agreement. As such, additional funding of $5,600 will be required. No formal arrangements have been reached regarding additional funding from the stockholders.
Accordingly, Management believes that given the current economic environment and CareerOne’s reliance on their stockholders to continue to fund operations, there is substantial doubt about CareerOne’s ability to continue as a going concern. CareerOne believes its ability to continue as a going concern is dependent on:
•	Obtaining additional funding from the stockholders;

•	Continuing to take advantage of the Monster technology platform and to deliver a competitive technology offering to their customers;

•	Continuing to effectively utilize News’ sales and marketing support;

•	Effectively and efficiently managing or controlling working capital requirements by containing operating expenses.

Management anticipates funding from stockholders and therefore believes that the presentation of the financial statements on a going concern basis is appropriate. There can be no assurance that CareerOne will be successful in achieving its long-term plans as set forth above, or that such plans, if consummated, will enable CareerOne to obtain profitable operations or continue in the long-term as a going concern.
4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Revenue Recognition
CareerOne recognizes revenue on agreements in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition. Accordingly, CareerOne recognizes revenue when persuasive evidence of an arrangement exists, service has been rendered, the sales price is fixed or determinable, and collection is probable. The Company primarily earns revenue from the placement of job postings and advertisements on the CareerOne website. The Company recognizes revenue at the time that job postings are displayed on the CareerOne site, based upon customer usage patterns. Unearned revenues are reported on the balance sheet as deferred revenue.
Marketing and Promotion
Advertising production costs are recorded as expense the first time an advertisement appears. Costs of communicating advertising are recorded as expense as advertising space or airtime is first incurred. All other advertising costs are expensed as incurred.
Fair Value of Financial Instruments
The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expense and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.
Concentrations of Risk
Financial instruments that potentially subject CareerOne to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with several financial institutions.
CareerOne performs continuing credit evaluations of its customers, maintains allowances for potential credit losses and does not require collateral. CareerOne makes judgments as to its ability to collect outstanding receivables based primarily on management’s evaluation of the customer’s financial condition, past collection history and overall aging of the receivables. Historically, such losses have been within management’s expectations. CareerOne has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

Cash and Cash Equivalents
Cash and cash equivalents, which primarily consist of cash on hand, deposits at call with financial institutions and other highly liquid investments, are stated at cost, which approximates fair value. For financial statement presentation purposes, CareerOne considers all highly liquid investments having original maturities of three months or less to be cash equivalents.
Accounts Receivable
CareerOne’s accounts receivable primarily consist of trade receivables. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. CareerOne includes any accounts receivable balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, CareerOne believes its allowance for doubtful accounts as of December 31, 2009 and 2008 are adequate.
Income Taxes
CareerOne utilizes the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes (formerly Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes).
Current tax assets or liabilities for current and prior periods are measured at amounts expected to be recovered from or paid to the taxation authorities. Deferred income tax assets and liabilities are provided on all temporary differences between the tax bases of assets and liabilities and their book carrying amounts, and are measured using tax rates that are expected to be applicable in the period in which the temporary items reverse. A valuation allowance is recorded when it is not more likely than not that the deferred tax assets will be realized. In determining the need for valuation allowances we consider positive and negative evidence such as patterns of reversing temporary differences, recent financial performance, projected future taxable income, and tax planning strategies.
ASC 740-10 establishes the minimum threshold for recognizing, and a system for measuring the benefits of tax return positions in the financial statements. Tax benefits are recorded only when there is a greater than 50% likelihood that the benefits will be sustained, and are recorded at the largest amount that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Tax benefits recognizable under this standard are also subject to valuation allowances when it is determined that is not more likely than not that they will be realized.
5. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “Codification”). This standard replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, and establishes only two levels of U.S. generally accepted accounting principles (“GAAP”), authoritative and nonauthoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed CareerOne’s references to GAAP accounting standards but did not impact CareerOne’s results of operations, financial position or liquidity.

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, Subsequent Events (formerly SFAS No. 165, Subsequent Events) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. CareerOne’s adoption of the new guidance did not have a material effect on the consolidated financial statements.
Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.
6. STOCKHOLDERS’ EQUITY
On December 1, 2008, CareerOne’s existing stockholder, CareerOne Services Pty limited, a subsidiary of News, entered into a 50/50 joint venture with Monster Asia Pacific Holdings Corporation, a subsidiary of Monster, to offer combined online and print recruitment services through the CareerOne brand. On December 1, 2008, 18,872,075 additional shares were issued by CareerOne to Monster to effect the new joint venture arrangement. As part of the agreement, both News and Monster committed to fund an aggregate of up to $15,000 each, $2,000 of which was funded by each of the stockholders (totaling $4,000) on December 1, 2008, by issuing 40 shares each. Additionally, CareerOne was granted a royalty-free license to use Monster’s existing intellectual property and free of charge print, online advertising and branding in News publications.
During the year ended December 31, 2009, stockholders contributed a further $7,900 each (158 shares issued to each stockholder) to bring their total funding to $19,800 ($9,900 each), such that at December 31, 2009 a further $10,200 was available to CareerOne. As of December 31, 2009, Monster and News each own a 50% interest in CareerOne, with each stockholder owning 18,872,273 shares. All shares issued by CareerOne have equal voting rights.
Based on the forecast approved by the CareerOne board, the cash funding requirements of CareerOne for the year ending December 31, 2010 is forecasted to be $11,900 and the cash funding requirements of CareerOne for the six months ended June 30, 2011 is forecasted to be $3,900. During the period from January 1, 2010 to the date these financial statements were approved, a further $6,400 had been drawn down and $3,800 remained available from the original stockholders funding per the joint venture agreement. As such, additional funding of $5,600 will be required. No formal arrangements have been reached regarding additional funding from the stockholders.
7. INCOME TAXES
The Company has the following net deferred tax assets:

	December 31,
	2009	2008
Deferred tax assets:
Net operating loss carryforwards	$5,405	$181
Accrued reserves and expenses	251	248

Total deferred tax asset	5,656	429
Valuation allowance	(5,656)	(429)

Net deferred tax asset	$—	$—

Realization of the Company’s deferred tax assets is dependent upon the Company generating sufficient taxable income in future years to obtain a tax benefit from the reversal of temporary items and net operating loss carryforwards. In determining the need for valuation allowances, we consider positive and negative evidence including patterns of reversing temporary differences, recent financial performance, projected future taxable income, and tax planning strategies. The Company has not determined that it is more likely than not that there will be sufficient income in the future to utilize its deferred tax assets. Accordingly, at present there is a full valuation allowance recorded on all deferred tax assets.
The Company’s recorded income tax benefit is reconciled to the statutory rate for each of the periods presented as follows:

	Twelve Months Ended	One Month Ended
	December 31,	December 31,
	2009	2008

Income tax benefit	$(5,268)	$(444)
Non-deductible expenses	41	15
Change in valuation allowance	5,227	429

Tax benefit	$—	$—

All of the Company’s operations are in Australia which has a statutory tax rate of 30%. At December 31, 2009, the Company had an Australian net operating loss carryforward of approximately $18,017. The tax loss carryforwards have no expiration date.
The Company’s tax filings are subject to examination by the tax authorities. Adjustments by tax authorities should not have a material effect on the financial statements because the Company is in a tax loss position and has not recorded any tax benefits on the tax losses due to valuation allowances.
8. COMMITMENTS AND CONTINGENCIES
Leases
The Company leases its facility under an operating lease that expires in January 2012. The following table presents future minimum lease commitments under CareerOne’s non-cancelable operating lease at December 31, 2009:

Operating
Leases
2010	$516
2011	534

Total	$1,050

Rent expense for the twelve months ended December 31, 2009 and one month ended December 31, 2008 was $475 and $40, respectively.
Employee Benefit Plans
CareerOne participates in a superannuation retirement plan covering all of its employees. This plan is a non-contributory accumulation plan in which CareerOne makes contributions to the fund in accordance with applicable laws. The fund receives fixed contributions from CareerOne and CareerOne’s legal and constructive obligation is limited to these contributions. Contributions to the fund are recognized as an expense as they become payable. The Company recorded $909 and $85 of expense related to the employee benefit plans for the twelve months ended December 31, 2009 and one month ended December 31, 2008, respectively.

Legal Contingencies
During the normal course of business, CareerOne is subject to certain claims or lawsuits. Management is not aware of any claims or lawsuits that will have a material adverse effect on the consolidated financial position, results of operations or cash flows of CareerOne.
9. RELATED PARTY TRANSACTIONS
In accordance with the 50/50 joint venture agreement between News and Monster, both stockholders provide certain services to CareerOne.
CareerOne has entered into an agreement to sell certain display advertising space to News on the CareerOne website. Additionally, News pays CareerOne a fee for certain technology services relating to the uploading of newspaper classified job listings to the CareerOne site. The Company recorded $2,921 and $139 of revenue related to the provision of these services for the twelve months ended December 31, 2009 and one month ended December 31, 2008, respectively.
News provides CareerOne certain free sales and marketing support services including print and online media, plus sales support in certain regional locations and back-office shared services. Further, CareerOne has entered into an agreement with News in which CareerOne pays News a commission for the display advertising sold on the CareerOne site by News. The Company recorded $1,772 and $145 of expense related to the provision of these services for the twelve months ended December 31, 2009 and one month ended December 31, 2008, respectively.
The balance payable to News was $8 and $1,173 at December 31, 2009 and December 31, 2008, respectively. The receivable balance from News was $273 and $136 at December 31, 2009 and December 31, 2008, respectively.
Monster provides a royalty-free license to CareerOne to use Monster’s existing intellectual property, the free use of Monster’s technology platform as well as free software support and site design.
10. SUBSEQUENT EVENTS
In accordance with FASB ASC 855-100, the Company evaluated subsequent events through June 24, 2010. No additional subsequent events were noted other than the additional stockholder funding disclosed in notes 3 and 6.